UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form U-6B-2

Certificate of Notification

Filed by:  AGL Resources Inc.

On behalf of:  Virginia Natural Gas, Inc.

Filed by a registered  holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that Virginia Natural Gas, Inc., a subsidiary of AGL Resources Inc., a registered holding company, has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1, nor included within the exemption provided by Rule U-48.

1.

Type of security or securities.

Subordinated unsecured promissory note.

2.

Issue, renewal or guaranty.

Issue.

3.

Principal amount of each security.

$20,312,763.00

4.

Rate of interest per annum of each security.

8.3%

5.

Date of issue, renewal or guaranty of each security.

July 15, 2001

6.

If renewal of security, give date of original issue.

N/A

7.

Date of maturity of each security.

July 15, 2031

8.

Name of the person to whom each security was issued, renewed or guaranteed.

AGL Resources Inc.

9.

Collateral given with each security, if any.

N/A

10.

Consideration received for each security.

The note is in respect of dividends declared by Virginia Natural Gas, Inc. payable to AGL Resources Inc.

11.

Application of proceeds of each security.

The proceeds of the note will be used in the ordinary course of business.

12.

Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

(a) the provisions contained in the first sentence of Section 6(b).

(b) the provisions contained in the fourth sentence of Section 6(b).

(c) the provisions contained in any rule of the Commission other than Rule U-48. [X]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

N/A

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

N/A

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

Virginia Natural Gas, Inc.

By:  /s/ Henry P. Linginfelter

Name:  Henry P. Linginfelter

Title:  President

Date:  July 25, 2003